

September 3, 2014

Via E-mail
Keith E. St.Clair
Chief Financial Officer
Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, TX 77046

      Re: **Buckeye Partners, L.P.**
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 26, 2014
              File No. 001-09356

Dear Mr. St.Clair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Risk Factors, page 18

"Our operations in The Bahamas and St. Lucia are currently exempt from taxation. In addition, our operations in Puerto Rico are currently partially exempt from taxation. If our tax status in these non-U.S. jurisdictions were to change, such that we have more tax liability than we anticipate, our cash flow could be materially adversely affected." Page 33

1.   Your disclosure under this risk factor indicates that your cash flow could be materially adversely affected if tax concessions in The Bahamas, St. Lucia and Puerto Rico were to expire or your tax status were to change. Based on this disclosure, please tell us how you considered the guidance in SAB Topic 11:C, which requires companies that conduct

business in a foreign jurisdiction that have been granted a tax holiday to disclose the aggregate dollar and per share effects of the tax holiday.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief